UPS
55 Glenlake Parkway NE
Atlanta, GA 30328
(404) 828 6000

August 9, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of disclosure filed in Exchange Act Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that United Parcel Service, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 which was filed with the Securities and Exchange Commission on August 8, 2023.

Respectfully submitted,

By:	/s/ Neil M. Simon
Neil M. Simon
Associate General Counsel and Assistant Corporate Secretary